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                                                                    EXHIBIT 20.1

   RMI.NET Acquires San Francisco-Area Internet Company; LanMinds Acquisition
              Contributes Positive Cash Flow and Opens Key Markets

DENVER, Sept. 26 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national web solutions/e-commerce and connectivity company, announced today that it has acquired LanMinds, Inc., a business-focused Internet connectivity and web solutions provider based in Berkeley, California. (Photo:
http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO)

LanMinds has annualized revenue of over $3 million and positive EBITDA from its customer base of web solutions (hosting, co-location, and custom web site design), dedicated connectivity, and dial-up Internet users. The company's customers are located in the San Francisco Bay Area, Colorado, and Japan.

"This is an exciting and very strategic acquisition," stated Douglas H. Hanson, RMI.NET Chairman and CEO. "Merging LanMinds into RMI.NET creates value for our shareholders in three key ways: first, the management team at LanMinds will help us maximize the performance of our existing assets, including our premier Internet Data Center in San Francisco; second, we gain entry into the lucrative Japanese market through LanMinds' fast-growing web hosting and co-location business there; and third, the company accelerates us toward our goal of EBITDA neutrality in December 2000."

Gary Morrell, co-founder and president of LanMinds, said, "We are eager to bring RMI.NET's wider range of products and services -- as well as our shared commitment to quality customer service -- to our growing customer base. Having access to RMI.NET's seasoned web development team, national Internet backbone, mirrored data centers, and 24-hour technical support will allow us to deliver a more robust solution and generate more profitable revenue."

Morrell added that RMI.NET's nationwide contracts and existing operations should result in immediate savings in his group's cost of sales. Morrell and all key employees of LanMinds have joined RMI.NET, with Morrell as general manager of RMI.NET's San Francisco Bay Area operations.

About RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on solutions for small and medium-sized businesses. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line (DSL) service. RMI.NET has annualized revenue of over $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com, which includes the proprietary search engine, Infohiway. For more information, call (800) 411- 6066, or visit RMI.NET's web site at www.rmi.net.

This press release may contain forward-looking statements within the scope of the Securities Act of 1933 and the Securities Exchange Act of 1934. Although the company believes these statements are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Differences between assumed facts and actual results can be material depending on the circumstances and investors should be aware of the important factors that could have a material impact on future results. Please refer to the cautionary statements section of RMI.NET's 10-K dated December 31, 1999, and other Securities and Exchange Commission filings subsequent to this date.

/CONTACT: Jeremy Bronson of RMI.NET, Inc., 303-672-0706, jeremy.bronson@corp.rmi.net/